SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                          _______________________

                                SCHEDULE 13D
                               (RULE 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (AMENDMENT NO. 11)


                            Chic by H.I.S. Inc.
                              (Name of Issuer)


                   Common Stock, $.01 par value per share
                       (Title of Class of Securities)


                                 167113109
                               (CUSIP Number)


                              Arnold M. Amster
                              767 Fifth Avenue
                          New York, New York 10153
                               (212) 644-4500
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                                  Copy to:

                          Daniel E. Stoller, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                                May 18, 2000
          (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


                       (continued on following pages)
                            (Page 1 of 11 Pages)



 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Arnold M. Amster

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   ___

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER                          0 shares

       8.  SHARED VOTING POWER                  769,200 shares

       9.  SOLE DISPOSITIVE POWER                     0 shares

      10.  SHARED DISPOSITIVE POWER             769,200 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           769,200 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                 ________

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.8 %

 14.  TYPE OF REPORTING PERSON

           IN



 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Wendy A. Amster

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                           _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER                      0 shares

       8.  SHARED VOTING POWER               87,500 shares

       9.  SOLE DISPOSITIVE POWER                 0 shares

      10.  SHARED DISPOSITIVE POWER          87,500 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           87,500 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                         _______

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .9%

 14.  TYPE OF REPORTING PERSON

           IN



 CUSIP No.  167113109


 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           The Amster Foundation

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER                 0 shares

       8.  SHARED VOTING POWER          25,000 shares

       9.  SOLE DISPOSITIVE POWER            0 shares

      10.  SHARED DISPOSITIVE POWER     25,000 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           25,000 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .3 %

 14.  TYPE OF REPORTING PERSON

           00



 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Amster & Co.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                  _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER                         0 shares

       8.  SHARED VOTING POWER                 851,200 shares

       9.  SOLE DISPOSITIVE POWER                    0 shares

      10.  SHARED DISPOSITIVE POWER            851,200 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           851,200 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                    ____________

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.7 %

 14.  TYPE OF REPORTING PERSON

           PN



 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           The Amster Family Trust,
           Matthew J. Mallow, Trustee

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           OO

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                              _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER              558,000 shares

       8.  SHARED VOTING POWER                  0 shares

       9.  SOLE DISPOSITIVE POWER         558,000 shares

      10.  SHARED DISPOSITIVE POWER             0 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           558,000 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                               _________

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.7%

 14.  TYPE OF REPORTING PERSON

           OO



           This Amendment No. 11 further amends and supplements the Schedule 13D dated April 9, 1999 filed by Arnold M. Amster, Peggy J. Amster, Wendy
 A. Amster, The Amster Foundation, Amster & Co., Flex Holding Corp. and The Amster Family Trust (collectively, the "Reporting Persons"), relating to the shares of the Issuer. Any terms not defined herein shall have the meaning ascribed to them in the Schedule 13D dated April 9, 1999, as amended to date.


 ITEM 2.  IDENTITY AND BACKGROUND.

           The response to Item 2 is hereby amended and supplemented by adding the following: Flex Holding Corp. and Amster & Co. merged and Amster & Co. was the surviving corporation. Flex Holding Corp. is no longer a Reporting Person. In addition, Peggy Amster has disposed of all of her shares of the Issuer and is no longer a Reporting Person.


 ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

           The response to Item 3 is hereby amended and supplemented by adding the following. Amster & Co. utilized working capital in the aggregate amount of $5,177,028 to acquire the shares of Common Stock reported as being beneficially owned by it.


 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           The response to Item 5 is hereby amended and supplemented by adding the following:

           The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 1,521,700 shares or 15.4% of the outstanding Common Stock. The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:

 Name                          Number of Shares      Percentage
 ----                          ----------------      ----------

 Arnold M. Amster                 963,700 (1)           9.8% (1)
 Wendy A. Amster                   87,500                .9%
 The Amster Foundation             25,000                .3%
 Amster & Co.                     851,200               8.7%
 The Amster Family Trust,
    Matthew J. Mallow, Trustee    558,000               5.7%

 -----------------------
 (1) Includes an aggregate of 963,700 shares of Common Stock owned by the other Reporting Persons (excluding the Trust). Except with respect to the shares of Common Stock owned by the Trust, Arnold M. Amster shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed the beneficial owner of all such shares. Arnold M. Amster disclaims beneficial ownership of any of the shares of Common Stock owned by the other Reporting Persons.



           During the last 60 days, the Reporting Persons engaged in transactions in the Common Stock as set forth below. All such transactions were executed on the Over-The-Counter/Bulletin Board as an open-market purchase of the Common Stock.


 Reporting Person       Date           Number of Shares    Price Per Share
 ----------------       ----           ----------------    ---------------

 Amster & Co.           5/18/00           237,000             $  0.01



                                 SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete, and correct.


 May 31, 2000                            /s/ Arnold M. Amster
                                         ----------------------------------
                                         Arnold M. Amster


 May 31, 2000                                *
                                         ----------------------------------
                                         Wendy A. Amster


 May 31, 2000                            THE AMSTER FOUNDATION


                                         By /s/ Arnold M. Amster
                                            -------------------------------
                                            Arnold M. Amster


 May 31, 2000                            AMSTER & CO.


                                         By /s/ Arnold M. Amster
                                            --------------------------------
                                            Arnold M. Amster, General Partner


 May 31, 2000                            THE AMSTER FAMILY TRUST


                                         By /s/ Matthew J. Mallow
                                            --------------------------------
                                            Matthew J. Mallow, Trustee


 *  By /s/ Arnold M. Amster
       -------------------------
          Arnold M. Amster
          Attorney-in-fact